FORM AW Request for Amendment Withdrawal

Pear Tree Funds

55 Old Bedford Road

Lincoln, Massachusetts 01773

September 15, 2023

VIA EDGAR

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pear Tree Funds
Withdrawal of Post-Effective Amendment 1 to Registration Statement on Form N-14
File No. 333-273992; Accession No. 0001104659-23-100822
Initially Filed on September 14, 2023

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Pear Tree Funds (the “Registrant”) hereby respectfully requests the immediate withdrawal of the Registrant’s Post-Effective Amendment No. 1 (the “Amendment”) to its Registration Statement on Form N-14 (File No. 333-273992) (the “Registration Statement”), together with all exhibits and amendments thereto. The Registrant is seeking withdrawal of the Amendment because the Amendment was incorrectly filed; it should have been filed as a post-effective amendment pursuant to Securities Act Rule 485(b) with immediate effectiveness. As of the date hereof, the Registrant has not made any offer or sale of securities in reliance on the Registrant Statement or the Amendment.

Please direct any questions or comments concerning this request for withdrawal to Mr. Hunt of Sullivan & Worcester LLP at (617) 338-2961.

Sincerely yours,

/s/ Willard Umphrey
Willard L. Umphrey
President

Cc:	Deborah A. Kessinger, Pear Tree Funds

John Hunt, Sullivan & Worcester, LLP